UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
WeSave, Inc.

Legal status of issuer

 Form
 C Corporation

 Jurisdiction of Incorporation/Organization
 Nevada

 Date of organization
 October 28, 2021

Physical address of issuer
24254 Main Street
Newhall, CA 91321

Website of issuer
www.wesaveinc.com

Name of intermediary through which the offering will be conducted
Rialto Markets, LLC

CIK number of intermediary

SEC file number of intermediary
8-69756

CRD number, if applicable, of intermediary
283477

Name of qualified third party "Escrow Agent" which the Offering will utilize
 ENTERPRISE BANK & TRUST
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of one percent (1%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of security offered
Units, each Unit consisting of one share of common stock, two hundred (200) equity rights units ("**ERU**") and two hundred (200) revenue sharing units ("**RSU**").

Target number of Securities to be offered
500

Price (or method for determining price)
Units shall also be issued without charge to participating holders of Memberships ("Subscribers") as rewards in connection with purchases, participation in promotions and other activities at a value of $1.00 per Unit.

Target offering amount
$100,000.00

Oversubscriptions accepted:

☐ No
☑ Yes

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000 (25,000 Units)

Deadline to reach the target offering amount
October 31, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Perks

In addition to the Units, each purchaser of a Unit shall receive a free one-year Premier WeSave Membership, valued at $150.00

Current number of employees and independent contractors
15

	October 28, 2021 (Inception) through December 31, 2021
Total Assets	$ 459,220
Cash & Cash Equivalents	$ 409,220
Prepaid Expenses	$ 50,000
Short-term Debt	$ 0
Long-term Debt	$ 0
Revenues/Sales	$ 0
Operating Expenses	$ 0
Taxes Paid	$ 0
Net Income	($ 41,530)

The jurisdictions in which the issuer intends to offer the Units:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE PURCHASERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE PURCHASER, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Richard G. Stewart, Jr.

(Signature)

Richard G. Stewart, Jr.

(Name)

President and Chairman

(Title)

October 28, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bradley C. Hanson

(Signature)

Bradley C. Hanson

(Name)

Chief Executive Officer

(Title)

October 28, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

EXHIBITS	7
SUMMARY	14
The Business	14
The Offering	14
RISK FACTORS	16
Risks Related to the Company's Business and Industry	16
BUSINESS	35
Description of the Business	35
Problem	35
The Company's Products and/or Services	35
Competition: Other e-commerce platforms and merchant technology services.	36
Intellectual Property	37
Governmental/Regulatory Approval and Compliance	37
Litigation	37
USE OF PROCEEDS	38
DIRECTORS, OFFICERS, AND MANAGERS	39
Employees	43
CAPITALIZATION AND OWNERSHIP	44
Capitalization	44
Ownership	44
Operations	45
Liquidity and Capital Resources	45
Capital Expenditures and Other Obligations	45
Material Changes and Other Information	46
Trends and Uncertainties	46
THE OFFERING AND THE SECURITIES	47
The Offering	47
The Securities	49
Voting and Control	50
Anti-Dilution Rights	50

Restrictions on Transfer	50
TAX MATTERS	51
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	51
EXHIBIT B	53
EXHIBIT C	56
EXHIBIT E	ix
EXHIBIT F	2
Video Transcript	2

October 28, 2022

WeSave, Inc.

Up to 25,000 ($5,000,000) in Units

WeSave, Inc., a Nevada corporation ("**WeSave**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to issue a minimum target of 500 ($100,000)(the "**Target Offering Amount**") in Units (the "**Units**"). The Company intends to issue up to 25,000 ($5,000,000) Units (the "**Maximum Offering Amount**") from purchasers described in this Form C (this **"Offering"**). Each Unit consists of (1) one share of the Company's common stock ("**Common Share(s)**"), (2) two hundred (200) equity rights units ("**ERU(s)**") issued in accordance with the Company's Equity Rights Plan (the "**Equity Rights Plan**") which represents a pro rata share of the economic participation rights associated with the Company's common stock in the Company's ERU Pool (the "**ERU Pool**") and (3) two hundred (200) revenue sharing units ("**RSU(s)**") which represents a pro-rata participation interest in the Company's Premier Membership Revenue Sharing Pool (the "**Revenue Sharing Pool**") which is equal to 2.0% (the "**Revenue Share Percentage**") of the gross revenues collected by the Company from merchants "Coalition Marketing Fees" or "CMFs". CMFs represent up to 10% of the retail price of a product sold through the WeSave Platform. Two percent of the Company's CMF revenues will be allocated to the Revenue Sharing Pool each month for a period of ten (10) years from the commencement of the program in accordance with the Company's Revenue Sharing Plan ("**RSP**") and subject to modifications by Company. The Revenue Sharing Pool shall not include any proceeds from any other Company revenues. This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by October 31, 2023 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Units will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling Units directly. The purchase price for such Units will be $200.00 per Unit, with a minimum purchase of 1 Unit.

No fractional Units will be issued or awarded. The rights to the Common Shares, ERUs and RSUs are separate components that together represent the Units in this Offering and will be issued and awarded together as a single Unit of value. Each Unit has a dollar value that is derived collectively from the value of the Common Shares and the estimated and anticipated value of the ERUs and RSUs.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Units—The Units* In order to purchase Securities, a prospective purchaser must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to issue the Units at any time and for any reason. The Intermediary has the ability to reject any commitment made by a purchaser and may cancel or rescind the Company's offer to issue the Units at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, purchasers must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Purchasers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first issuance of the Units, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.wesaveinc.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Units issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.rialto/wesave.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to issue the Units only in jurisdictions where offers are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any issuance of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective purchaser prior to the issuance of the Units.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

WeSave, Inc., is a Nevada corporation incorporated on October 28, 2021.

The Company's business address is 24254 Main Street, Newhall, CA 91321.

The Company's website is www.wesaveinc.com.

The Company is headquartered in California but conducts business throughout the United States through its shopping portal at www.wesave.com.

A description of our products as well as our services, process, and business plan can be found at www.rialto/wesave and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

The Offering

Target amount of Securities being offered	500 Units of Premier Membership Rights (Units) ($100,000)
Total Securities Outstanding if Target Offering Amount is met	25,000 Units (710,500 shares of common stock, 100,000 ERUs and 100,000 RSUs)
Maximum amount of Securities being offered	25,000 Units ($5,000,000)
Purchase price per Security	$200.00
Minimum Individual Purchase Amount	1 Unit
Offering deadline	October 31, 2023
Use of proceeds	See the description of the use of proceeds on page 40 hereof.
Voting Rights	See the description of the voting rights on page 3.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating purchasers in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 1.00% of the amount raised in the Offering to the Intermediary.

	Price to Purchasers(1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$200.00	$2.00	$198.00
Aggregate Target Offering Amount	$100,000	$1,000	$99,000
Aggregate Maximum Offering Amount	$5,000,000	$50,000	$4,950,000

(1) Units shall be sold for a Purchase Price of $200.00 with a minimum purchase of one Unit.
(2) This excludes fees to Company's advisors, such as attorneys and accountants.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to purchasers in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited marketing and sales history with our core products and services upon which a purchaser may evaluate our Company.

We are a FinTech solutions company that was formed in 2021. To date, our operations, have incurred start-up, development, marketing (primarily documentation) and legal costs and have yet to receive any revenues from sales and operations. The lack of historical results makes it difficult or impossible to accurately forecast our operating results. An evaluation of our business and prospects must be considered in light of the risks and uncertainties often encountered by other companies in a similar stage of development. Any future success that we might enjoy will depend upon many factors, several of which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our Company. Some of these risks and uncertainties relate to our ability to:

- create relationships with certain technology partners, business aggregators, ISO's, merchants, affinity groups, financial institutions, program operators, and charitable organizations
- respond effectively to competitive pressures
- increase brand awareness and consumer recognition of our "WeSave Network™"
- attract and retain qualified management and employees.

If we are unable to address any of these risks, our business may be significantly impacted, and operating results may not meet the expectations of purchasers.

We are not currently profitable, and our failure to generate significant revenues could prevent us from achieving or maintaining profitability.

Due to the absence of sales or operating revenues and the incurrence of development and other operating expenses, we have incurred and expect to continue to incur operating losses for some time. Although we expect to derive substantial revenues from Service Fees, Member and Merchant enrollments and other fees generated by facilitating our merchant, customer, charity and affinity group relationships, to date we have not had any revenues from these activities and expect to incur substantial operating losses and experience substantial negative cash flows as we commit resources to developing and launching our products and services. Due to lack of cash generated from operations, we have funded our operations primarily through stock sales. We expect to incur significant and increasing sales and marketing, technology research and development, staff wages and salaries, and general and administrative expenses. As a result, we will need to generate significant revenues while containing costs and operating expenses if we are ever to achieve profitability. In addition, there can be no assurance we and our operations will generate revenues, if and when our WeSave Network, products and services become available to the general public. It is highly uncertain how long it will take us to reach profitability or if we will at all, and we cannot assure you that, if we reach profitability, we will be able to achieve profitability on a sustained basis. Failure to achieve or sustain profitability could harm our business and the value of your investment.

The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

During our development stage and as our business grows, we may face problems related to our operational and financial systems and controls, including quality control, customer service, and delivery and service capacities. Any significant growth in the market for our products and services or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. The Company is in negotiations to attract high profile officers with legal, marketing or business experience in the FinTech industry.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchase of supplies, development of new products, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and control. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure purchasers that we will be able to timely and effectively meet that demand and maintain the quality standards required by potential customers.

We will be dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition, and results of operations.

The Company's management team includes a Chief Executive Officer and a President and Chairman of the Board. The CEO is currently unpaid for his efforts and the President is taking a minimal salary for his efforts on behalf of the Company and they both devote significant amounts of their available time and effort to other roles managing other business ventures. In addition, our President will be migrating some of his time and attention to personal and charitable activities and plans on delegating management decisions of our Company to key Company staff until new officers can be hired from outside our Company or promoted from within. Our success and future performance depend in large part upon the hiring of additional members of our management team and the level of service of our current and additional executive officers and key personnel. We do carry D&O insurance coverage. Each of the named executive officers will perform key functions in the operation of our business. The loss of the services of one or more of our key personnel could have a material adverse effect upon our business, financial condition, and results of operations.

See also **"DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES"** elsewhere herein.

We will be dependent on a technically trained workforce and an inability to retain or effectively recruit such employees could have a material adverse effect on our business, financial, and results of operations.

We must attract, recruit, and retain a sizeable workforce of technically competent employees to develop our products and provide service support. Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled executive, technical, sales, marketing, and customer support personnel. In addition, employees may require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or attract or retain sufficient qualified personnel consistent with our operational needs.

The market for our products and services is competitive, and, if we cannot effectively compete, our business will be harmed.

The eCommerce industry is intensely competitive, evolving, and subject to rapid technological change and we expect competition in the industry to increase. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Some of our potential competitors have longer operating histories, significantly greater financial, technical, marketing, and other resources than us, and have greater name recognition and a larger installed base of customers. In addition, many of our future competitors have well-established relationships with our potential customers and have extensive knowledge of our industry. In addition, potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Additionally, our future competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in consumer requirements. We cannot assure you that we will be able to establish or increase our market share against the emergence of these or other sources of competition. Failure to create and enhance our competitive position could materially adversely affect our business and prospects.

If we are not successful in convincing merchants to change established business practices to use our products, our business could be harmed.

The market for our various products is currently under development and multi-vendor eCommerce networks and processing services in general are at a mature adoption stage. Our success will depend on a significant number of merchants and customers actively utilizing our WeSave Network. We will need a professional sales force to deliver and implement our merchant products and services. In some cases, these organizations must change established business practices and conduct commerce in new ways or with a paradigm shift in how they see value added services for their customers. Our ability to attract initial customers for our products and services will depend on successfully convincing vendors and consumers that the partnership-based business model associated with the WeSave Network is a potentially superior way of shopping and doing business that will help revitalize their local communities. If we are unable to do so, or if customers do not realize or recognize a benefit from participating in our WeSave Network, then our products and services may not achieve widespread market acceptance and our business would be seriously harmed.

If we are unable to establish an effective pricing or revenue sharing model acceptable to potential customers, we may be unable to achieve market acceptance for our products and services and our results could be adversely affected.

Although we expect to derive a significant portion of our long-term revenue from our products and services, we have not tested or established our pricing and revenue sharing model for our products and services. If we are unable to attract and retain vendor and consumer adoption, our products and services may not be commercially successful, which would seriously harm our business.

Our business depends on the successful introduction and marketing of our products and services and on enhancing their functionality and if we are unable to do that, our business may be harmed.

If we are unable to develop new products and services on a timely and cost-effective basis, or if new products or services do not achieve market acceptance, our business would be seriously harmed. The life cycles of our products and services, if successfully introduced, will be difficult to predict because the market for our products and services under our unique business model (fractionalization, tokenization, etc.) is new and emerging, and is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products or services employing new technologies and emerging industry standards could render our product obsolete and unmarketable. In developing new products and services, we may:

- fail to develop and market products and services that respond to technological changes or evolving industry standards in a timely or cost-effective manner
- encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services
- experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or
- fail to develop new products and services that adequately meet the requirements of the marketplace or achieve market acceptance

The occurrence of any of the above could have a material adverse effect on our operations.

If the introduction of our products and services to the market is delayed or our they do not achieve market acceptance, our business may be adversely affected.

If our products and services or potential new products and services are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer frustration, and our business would be seriously harmed. Significant delays could result in such substantial net losses that we are unable to efficiently attract new equity investment or available credit to fund our operations further.

Errors or defects in our products or services could result in decreased market acceptance and demand for them, which could negatively affect our operations.

Our products, services and especially our unique business model are new and complex and may contain defects, errors or failures when introduced or as new versions are released or may be slower to be understood or adopted by new relationships within the WeSave Network. Errors or defects or misunderstanding of our products and services would likely result in damage to our reputation, delay in market acceptance with potential customers, and could cause decreased demand for our products and services, which could potentially lead to costly litigation, loss of revenue, and the inability to launch or expand our customer base, any of which could seriously harm our business.

Potential product liability claims, and third-party liability claims against our Company could result in a material adverse effect on our operations.

Our prospective customers may experience unforeseen problems while using our products and services. Any errors, defects or other problems could result in financial or other damages to our customers. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and could seriously harm our business. Although our customer agreements will contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions.

Third parties may sue us for intellectual property infringement which, if successful, could require us to pay significant damage awards.

It is possible that in the future, third parties may claim that we, or our potential future products, infringe on their intellectual property. We expect that companies holding valuable intellectual property will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows, and the design or functionality of products in different industry segments overlaps. Third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. Our failure or inability to develop non-infringing technology or applications or to license the infringed or similar technology or applications on a timely basis could force us to withdraw products from the market or prevent us from introducing new products. In addition, even if we are able to license the infringed or similar technology or applications, license fees could be substantial and the terms of such licenses could be burdensome, which may adversely affect our operating results. We may also incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities and may materially disrupt the conduct of our business. Even if claims of infringement against us are erroneous, we may nevertheless suffer damages if we do not have the financial capability to defend ourselves adequately.

If we fail to implement sufficient security measures to prevent security breaches, our business may be adversely affected.

The secure transmission of confidential information over electronic networks is a significant barrier to eCommerce and communications. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could substantially reduce the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could make them inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of personal proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

The consideration for the purchase and/or licensing of assets related to building the WeSave Network and Services may ultimately be more or less than the present value of such assets.

The compensation consideration of agreements between Source, Inc. and WeSave is based on future percentage payments and not tied to a particular valuation of the assets transferred or the licenses granted. The price paid for the assets transferred or licenses granted may be ultimately more or less than the present value of such assets.

We will be dependent on certain third-party intellectual property and loss of the rights on this third-party IP could have a material adverse effect on our business, financial condition and results of operations.

The Company may become dependent on third parties for use of their IP, and if those third parties develop further IP relevant to Company's business and/or services offered, Company may need to enter further agreements to obtain the rights to use those particular patents.

If we do not secure and protect our intellectual property rights, our business and brand could be negatively affected.

The Company relies on a combination of trademark and copyright protection and trade secrets with regards to its intellectual property. In the absence of this protection, our competitors could duplicate our product offerings. Each of the Company's employees, consultants and independent contractors has signed or will sign an agreement whereby he has agreed to assign to the Company any inventions and/or intellectual property rights relating to any proprietary property developed by the Company during the time period such individual was engaged or employed by the Company and agree to keep the Company's intellectual property confidential and not disclose or use such information in any manner. There can be no assurance that these steps will provide sufficient protection against similar property developed by the Company's competitors.

The volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our debt is dependent on our level of positive cash flow from company-operated and franchised restaurants, net of costs. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The lack of availability or access to build-to-suit leases and equipment financing leases could result in a decreased number of new restaurants and have a negative impact on our growth.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our and our franchisees' operations depend upon our and our franchisees' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our franchisees to litigation or to actions by regulatory authorities.

We are continuing to expand, upgrade and develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not be able to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

If we are unable to protect our customers' credit and debit card data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we transmit confidential credit and debit card information by way of secure private retail networks. Although we and our franchisees use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our franchisees' security measures and those of our and our franchisees' technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees' operations. Any security breach could expose us and our franchisees to risks of data loss, litigation and liability and could seriously disrupt our and our franchisees' operations and any resulting negative publicity could significantly harm our reputation.

Matters relating to employment and labor law may adversely affect our business.

Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government regulations and new laws, including mandating increases in minimum wages, changes in exempt and non- exempt status, or mandated benefits such as health insurance could materially affect our business, financial condition, operating results or cash flow. Furthermore, if our or our franchisees' employees unionize, it could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of wage and labor laws. Such claims could also be asserted against us by employees of our franchisees. Moreover, claims asserted against franchisees may at times be made against us as a franchisor. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the "E-Verify" program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

Potential Risks Associated with COVID-19

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. As further described herein, the COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets. On March 13, 2020, then-President Trump declared a national state of emergency under the Stafford Disaster Relief and Emergency Assistance Act (the "Stafford Act"), which permits the use of up to $50 billion of Federal Emergency Management Agency ("FEMA") funds to combat the pandemic, directs state governments to create emergency operations centers, hospitals to activate emergency preparedness plans and gives the Secretary of Health and Human Services emergency authorities to waive certain federal regulations to allow greater flexibility to hospitals and doctors in treating patients.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 (the "American Rescue Plan"), which provides approximately $1.9 trillion in funds to assist with the United States' recovery from the economic and health effects of the COVID-19 pandemic, bolster the economy and provide aid to millions of Americans. Among other things, the legislation includes a third round of direct payments to a large majority of American taxpayers, provides for any student loan forgiveness passed between December 31, 2020, and January 1, 2026 to be tax-free, provides additional assistance to low-income families, and lowers the cost of health insurance and increases availability, covering the entire COBRA premium from April 1, 2021 through September 30, 2021 for Americans who have lost a job or had their hours cut. The legislation also includes approximately $45 billion in rental, utility and mortgage assistance. The Small Business Administration will be allocated approximately $25 billion for a new grant program for restaurants and other food and drinking establishments, and another $1.25 billion for the Small Business Administration's Shuttered Venue Operators Grant program. The legislation includes approximately $7.25 billion in additional funds for PPP (as defined below) and allows more nonprofits to apply, including those groups that engage in advocacy and some limited lobbying. The Centers for Disease Control and Prevention will receive approximately $7.5 billion to track, administer and distribute COVID-19 vaccines. Approximately $46 billion is allocated for diagnosing and tracing coronavirus infections, and approximately $2 billion for purchasing and distributing various testing supplies and personal protective equipment.

The Federal Reserve has taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets. In addition, beginning in March 2020, the Federal Reserve, in conjunction with the United States Treasury, announced an extensive series of measures to provide liquidity and support the economy, including but not limited to: open market purchases of certain securities; establishment of the Primary Dealer Credit Facility; establishment of the Primary Market Corporate Credit Facility for new bond and loan issuance, the Secondary Market Corporate Credit Facility to provide liquidity for outstanding corporate bonds, and the Term Asset-Backed Securities Loan Facility ("TALF") to support the flow of credit to consumers and businesses via asset-backed securities; facilitating credit to municipalities by expanding the Money Market Mutual Fund Liquidity Facility and the Commercial Paper Funding Facility; supporting the Small Business Administration's Paycheck Protection Program (the "PPP"), a program that provides loans to small businesses so that they can keep their employees on the payroll, by supplying liquidity to participating financial institutions through term financing backed by PPP loans; and encouraging credit flows to small and mid-sized businesses with the purchase of up to $600 billion in loans through the Main Street Lending Program. Central banks in Europe, the United Kingdom ("UK") and other countries are implementing similar and other measures to support financial markets. Although it cannot be predicted, additional action by the Federal Reserve as well as other federal and state agencies is possible in the near future.

The COVID-19 outbreak has led to severe disruptions in the global supply chain, capital markets and economies, and those disruptions will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures (including those under the Stafford Act declaration summarized above) put in place by global governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms, among others) to contain or mitigate its spread have adversely affected economic conditions and capital markets globally (and, in certain cases, have caused a near total cessation of non-essential economic activities), and have led to historic volatility in the financial markets. There can be no assurance that such measures or other measures implemented from time to time will be successful, or for how long such measures will be in place.

In addition to these general concerns, purchasers should consider what effect, if any, the COVID-19 outbreak, as well as the resulting recession or any further economic downturn may have on the Company and its ability to achieve its objectives.

The long-term impacts of the social, economic and financial disruptions caused by the COVID-19 outbreak are unknown. While the U.S. Federal Reserve, the U.S. government and other governments have implemented unprecedented financial support or relief measures in response to concerns surrounding the economic effects of the COVID-19 outbreak, the likelihood of such measures calming the volatility in the financial markets or preventing a long-term national or global economic downturn cannot be predicted. It is also unclear whether future economic shutdowns will be required in response to the development of a seasonal spread of COVID-19, including variants thereof, or other similar infections. President Biden also announced a coronavirus task force that is considering various actions to address the pandemic, and the Biden administration may implement new measures that will affect businesses and the economy.

Over the course of 2021 and 2022, different variants of COVID-19, including the "Delta variant" and "Omicron variant" have proliferated, including in areas with higher adult vaccination rates. Due to the emergence of the Delta variant and Omicron variant, state and local governments have reinstated various mitigation measures. It is unclear how widespread the impact of the Delta variant and Omicron variant may be or how long any additional mitigation measures will remain in effect, and whether other, more contagious or deadly, variants may emerge. There can be no assurance as to the effects such circumstances may have on economic conditions, which may adversely impact the performance of the Company.

If these conditions persist or in the event of additional COVID-19 or other coronavirus outbreaks, it is unclear whether the same mitigation or containment measures taken by various governments (including at the federal, state and local level) or businesses described herein will be continued or reimplemented in other jurisdictions and the degree to which such measures will be applied, or if different measures will be implemented, and it is uncertain what impact such measures will have on the national or global economy. In addition, it is uncertain as to the degree to which certain businesses and activities will return as lockdowns and other mitigation or containment measures are reimplemented or eased or if further COVID-19 outbreaks continue or other coronavirus outbreaks occur, which could exacerbate the effect of the pandemic. There is little certainty as to when the COVID-19 outbreak will peak or when it will abate, or when and to what extent the United States economy will recover from the disruption caused by the COVID-19 outbreak. Even if the number of new cases reaches a plateau or begins to decline, the effects of the outbreak will continue for an indefinite period of time, and another outbreak may occur at a later time. While certain vaccines have been approved recently by the Federal Drug Administration and the regulatory authorities of other countries and the initial phases of distribution of these vaccines has begun, it remains uncertain when the use of the vaccines will have the effect of reducing COVID-19 infection rates and hospitalization levels, how much of the eligible population will get vaccinated or when national or global economies will improve.

Any of the circumstances concerning COVID-19 described above or elsewhere in this Form C could have an adverse impact on the Company, its investments and its overall objectives.

The Company's platform may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of participants or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the WeSave business offering which have better distribution, marketing, or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance of the WeSave concept.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating, and funding our WeSave business is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Purchasers acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in a restaurant. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Units involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Units are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which purchasers can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Units requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Units.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Units will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Units.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Memberships or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

We are a development stage business. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual purchaser's commitment amount based on the Company's determination of a purchaser's sophistication.

The Company may prevent purchasers from committing more than a certain amount to this Offering based on the Company's belief of the purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Units will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Units have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Offering

We have no operating history, and the prior performance of other real estate investment opportunities of our officers, directors and advisors may not predict our future results.

We are a recently formed company. You should not assume that our performance will be similar to the past performance of the Company or any of its officers, directors, advisors or other endeavors managed or sponsored by such parties. Furethermore, you should not assume that our performance will be similar to that of our competitors or others in our industry or marketplace. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Securities.

There will be no public market and limited transferability for the Units, and as a result a purchaser may not be able to sell his Units.

There is no present public or other trading market for any of our securities and we do not expect a market for the securities in the foreseeable future. There is, therefore, no assurance that the Units can be transferred in the future.

Restrictions on Transfer

There are substantial restrictions on the transferability of the Units. A Purchaser may not assign or transfer its Securities (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its rights without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Units are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Units may only be transferred in pursuant to either an effective registration statement registering the Units or pursuant to an exemption under the Securities Act; the Units may be subject to transfer restrictions under the securities laws of other jurisdictions; the Units may be subject to holding period requirements; and there is no public market for the Units.

Availability of Information.

No governmental agency has reviewed or passed upon the Offering, Company or the Units. Purchasers of the Units, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, purchasers may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Participants must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control.

Purchasers will have no rights to participate in the Company's management. Accordingly, no person should purchase Securities unless he/she/it is willing to entrust all aspects of Company management to Company's management.

No Assets for Payments on the Units — No Recourse to Shareholders

The revenue derived from the operation of the Company and the Company assets will be the only sources of payments on the Units. None of the Units will be guaranteed or insured by any governmental agency or instrumentality, the Company's principals, officers, directors or shareholders, any of their affiliates, or any other person or entity.

Consequently, in the event that the income of the Company or from the sale of the liquidation of assets, if any, are insufficient or otherwise unavailable to make all payments required on your Securities, there will be no recourse to any other person or entity.

The Securities Will Not Be Rated

The Securities have not been rated by any rating agency. The lack of a rating reduces the potential liquidity of the Units and thus may affect the market value of the Units. In addition, the lack of a rating will reduce the potential for, and increase the cost of, financing the purchase and/or holding of the Units. Participants subject to capital requirements will be required to hold more capital against the Units than would have been the case had the Units been rated.

Bankruptcy of the Company Would Adversely Affect Payments on the Units

A bankruptcy proceeding with respect to the Company could lead to delays in payments due on the Units and, if a court were to accept any of the positions of a bankruptcy trustee or creditor outlined above, it could result in a reduction or cancellation of payments on or obligations under the Units, in addition to delays in payment.

In addition, federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured lender to realize on its security.

High Degree of Risk.

Investing in the Units involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Units are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which purchasers can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Units requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Units.

No Guarantee of Return on Investment.

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Units will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Memorandum and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the Unit Purchase Agreement and purchase the Units.

Compliance with Securities Laws

The Company's Securities are being issued in reliance upon certain exemptions from the registration requirements of the Securities Act, and applicable state securities laws. If the issuance of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Financial projections require caution.

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

There is no guarantee of a return on a purchaser's investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective purchaser should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to purchasers and their professional advisors upon request.

Prior to making an investment decision regarding the Units described herein, prospective purchasers should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective purchasers and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Units described in this Form C, so that prospective purchasers and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective purchasers and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE PARTICIPANT CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

<center>**BUSINESS**</center>

Description of the Business

WeSave, Inc. is a loyalty-focused marketing and management Fintech firm with a proprietary multi-vendor eCommerce marketplace designed to stimulate and support local commerce, communities, and charities by sharing fractional payments of certain merchant-derived profits to everyone who participates in each particular transaction.

WeSave is also a first-of-its-kind fractional ownership corporation where every time someone becomes a Premier Member in our coalition, they also become a fractional pro-rata owner of the economic rights associated with common stock in the corporation.

WeSave provides a partnership-based business model and economic system using reciprocal cooperative commerce as the foundation where Qualified Recipients get to participate in revenue-sharing and ownership of certain equity economic rights.

Problem
- Small business failures due to pandemic restrictions
- Competition with eCommerce giants like Amazon & Walmart
- Unfair foreign price advantages

Solution
- A first-of-its-kind enterprise online marketplace fractionally owned by its Premier Members.
- WeSave enables sellers to join forces in a revenue-sharing, unified eCommerce, co-op marketplace where in numbers they can compete with the eCommerce conglomerates.
- WeSave drives consumers to both its online and brick 'n' mortar merchants who have agreed to pay a Coalition Marketing Fee ("CMF") when they make a sale. Consumers receive a **2% Cash-Back** reward for shopping with them.
- WeSave provides EZ connectors and inventory management for cross-platform sales management of commerce.

Revenues -$0 to date

The Company's Products and/or Services

<u>E-commerce Platform</u>: Multivendor Online Cooperative Marketplace, Fractionally Owned by its Premier Members

<u>Merchant Technology Solutions</u>: (Hardware/Software) Inventory & Logistics Management, Coop-Marketing & Debit Card Services

Market Opportunity
- Unique Commerce Model supported by Fintech
- eCommerce (a trillion-dollar industry that is growing)

- Loyalty (The global loyalty management market is projected to grow from $4.43 billion in 2021 to $18.22 billion in 2028)

Unique Business Model
- <u>Compassion</u> - Providing a platform & tools to support personal empowerment through financial independence, personal responsibility and corporate transparency and accountability.
- <u>Cooperation</u> - "Co-opetition" we use ICH tracking of transactions between competing businesses to share customers in a reciprocal historical success model.
- <u>Co-ownership</u> - fractional rev-sharing & equity participation drives adoption and loyalty. WeSave "seeds" over 50% of its profits from its collected CMFs back to its members and third parties in its ecosystem.
- <u>Contribution</u> - Giving back to support local communities and charities attracts conscious consumers and their loyalty.

Strategic Partners & Traction
- MetaBank Payment Systems ($6B leader in pre-paid and debit card issuance. Sponsor bank for WeSave with an exclusive license for loyalty for its Tax Division and its registered financial card program with a commitment to market to millions of its current customers).
- Fiserv/Card Connect – the largest transaction processor in the world with 1.4B global accounts on file. Providing us access and integration with their popular "Clover" POS device.
- Cydcor (Largest Direct Sales firm in N. America/Canada with 3500+ sales pros ready to onboard local merchants for us).
- Rialto – A New York based Broker/Dealer firm managing WeSave's AML/KYC requirements and "Invest Now" URL for its Reg. CF and Reg. A+ offerings.
- KoreConX – (WeSave's Transfer Agent) is the first of its kind, with an All-In-One Platform that unites tools to securely and efficiently manage essential business data and facilitate compliance.
- International Clearinghouse, Inc. ("ICH") - Funded by MetaBank, provides tracking of transactions between competing businesses, and is owned 20% by WeSave.

Customers

Our customers are restauranters, retailers, consumers, and entrepreneurs.

Competition: Other e-commerce platforms and merchant technology services.

Our main e-commerce competitors:
- Etsy (Sellers of Unique & Craft Merchandise)
- Ebay (Established Peer-to-Peer Marketplace w/100 Million Unique Visitors/Mo)
- Shopify (All Seller Solutions in a Single Platform, Scalability)
- Amazon (Fulfilled by Amazon Warehouse - 200 Million Unique Visitors/Mo)
- Walmart/Adobe Commerce (2-day shipping - 100 Million Unique Visitors/Mo, Enterprise Retail E-Commerce Software)

Our main merchant technology services competitors:
- Square (Low Price POS MagStripe Reader/Device)
- Lightspeed (POS Inventory Integration)
- Netspend (self-banking alternative to checking account)

Key Differentiators:
- World Class Strategic Partnerships
- Fractional Rev-Share and Ownership Model
- Coopetition Technology Platform & Business Model IP
- Experienced Loyalty and Fintech Management Team

Go To Market Strategies with Loyalty Program Operators (LPOs) Like MetaBank, Cydcor, etc. to:
- Onboard online merchants individually and through merchant aggregators
- Onboard Mom 'n' Pop brick 'n' mortar merchants w/ Cydcor city by city roll out starting in California
- Enroll Members primarily through LPOs

Intellectual Property

Patents and Provisional Patent Applications-

None.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Serial No. 97281587	IC 035. US 100 101 102. G & S: Administration of a discount program for enabling participants to obtain discounts on goods and services through use of a discount membership card.	Word Mark: WESAVE	February 23, 2022	N/A	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including laws regarding foot handling, event coordination and other permitted activities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

The Company intends to use the proceeds as follows:

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target ($1,000,000) Raised	% of Maximum Proceeds Raised	Amount if Maximum ($5,000,000) Raised
Intermediary Fees	1.00%	$10,000	1.00%	$50,000
Legal and Regulatory	0.5%	$5,000	0.1%	$5,000
Accountant and Auditor Fees	1.0%	$10.000	0.2%	$10,000
Sales & Marketing	15%	$150,000	16%	$800,000
Wages	0%	$0	35%	$1,750,000
T&E Expenses	0%	$0	3.7%	$185,000
Working Capital	70%	$700,000	35%	$1,750,000
Office Expenses	6.25%	$62,500	4.50%	$225,000
Reserve Account	6.25%	$62,500	4.50%	$225,000
Total	**100%**	**$1,000,000**	**100%**	**$5,000,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. The Company may elect to use a portion of the proceeds to purchase gold and silver as an inflationary hedge and borrow against such holdings to meet its cash needs.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Richard G. Stewart, Jr.	Founder, President, and Chairman	See below	75
Bradley C. Hanson	Chief Executive Officer and Director	See below	58
John Paukulis	Chief Growth Officer	See below	61
Sabastian Enges	Chief Strategist Officer	See below	43
RJ Stewart	Chief Operating Officer		52
Kevin P. Rishell	Senior Contracts Manager and Director	See below	63

Richard G. Stewart, Jr.: Founder, President, and Chairman

Mr. Stewart is the epitome of an entrepreneur who takes risks and embraces the responsibilities it takes to chase and enjoy the American Dream. Since his birth in 1946, his life experience has driven him to create a series of business models, all of which have culminated into what he and his team have created today. As a business owner, teacher, real estate developer, financial advisor, inventor and investor, Mr. Stewart has excelled in every endeavor he has focused his attention on for the past 55 years!

For example, he created "the rights to use" rules for reciprocation and coopetition that later became the template for the Time Share Industry. During that same time period, he invented a resort membership program that guaranteed the member all their money back over time. No one had done that before and it was a hugely successful, win-win business model for selling resort memberships.

Also, when he was focused on real estate development, he invented and registered for the first time a financial instrument which allowed thousands of people ownership of multiple real estate development projects through fractional First Trust Deed participation, which he affectionately named, "Trudy Pat".

With endless energy and ideas, Mr. Stewart is a creative, brilliant visionary who thinks outside the box, particularly with economic solutions for everyday commerce. His ideas include and combine reciprocation, coopetition, fractional ownership, loyalty incentives and contribution back to society. This partnership commerce model brings together everything he's learned and experienced in this lifetime. It is an open system and architecture that does not just give profits to one company, but it shares profits with everyone and provides for fractional ownership so everyone…merchants, consumers, and their local communities prosper when anyone shops. This model is the partnership economy initiative Mr. Stewart has spearheaded for over two decades.

Now, in his golden years, Mr. Stewart has culminated all his creations, strategic relationships, and business know-how into his final, economic "Swan Song". In 2021 he formed WeSave, Inc. to help accomplish his vision of a partnership economy. His cooperative business model allows everyone who participates to enjoy more success, benefits, and income through revenue sharing and fractionalized ownership. Now, everything he has ever learned and accomplished is focused on building this economic and humanitarian empowerment platform that will change the world.
Mr. Stewart holds a Ph.D. in Adaptive Science Economics with an educational emphasis in Business and Economics. He presented his doctoral dissertation and oral defense at University of Miami Spectrum Center in 1988 and was invited to serve on the universities' Advisory Council. His dissertation, "It's Worth a Billion", is registered at the Library of Congress, ISBN 00095. Mr. Stewart is an honored member of the National Directory of Who's Who Exclusive Executive Directory in the Executives & Professionals categories. In 2013, Mr. Stewart was honored as a keynote speaker and humanitarian at a UN event in Shanghai, China.

Mr. Stewart is responsible for strategic direction and relationships, funding and strategic oversight.

Bradley C. Hanson: Chief Executive Officer and Director

Bradley C. Hanson currently serves on the Board of Directors and as CEO of Bankaool, the first 100% digital bank in Mexico. He also serves on the Board of Directors and is CEO of WeSave, Inc and International Clearinghouse, Inc. in the US. Mr. Hanson recently retired as President, CEO and Director of Meta Financial Group, Inc. and MetaBank where he served since 2005. He still retains an advisory role with the companies.

With more than 25 years of experience in banking, payment cards, and financial technology, Mr. Hanson has been widely recognized for the founding role he played in the development and establishment of the prepaid card industry. Mr. Hanson joined Meta Financial in May 2004 where he founded the Meta Payment Systems division. After serving as the President of MetaBank and the Meta Payment Systems division, Mr. Hanson was appointed Chief Executive Officer in October 2018. Mr. Hanson is directly responsible for taking MetaBank from a small regional bank to a 6-billion-dollar global leader in the pre-paid/debit card issuing and processing space. As such, the government chose MetaBank as the U.S. Treasury's Financial Agent for the U.S. Debit Card program tasked with being the leading issuer of the EIP/Stimulus Debit Cards during the COVID-19 pandemic.

Before joining Meta Financial, Mr. Hanson served as a Senior Vice President at BankFirst, where he gained experience in retail banking, mortgage lending, and credit cards, in addition to managing the technology and project management functions for the bank. Mr. Hanson holds a Bachelor of Arts degree in Economics from the University of South Dakota.

Mr. Hanson is responsible for corporate strategy, execution of marketing plan and strategic partnerships.

John Paukulis: Chief Growth Officer

John has managed motion picture marketing campaigns grossing over $1 billion as an executive at Paramount Pictures. His online production credits include "Howard Stern's: Private Parts," "Mission Impossible," Star Trek: First Contact" & "Coneheads," which earned him a 1st place Key Art Award.

Since Paramount, John has founded several online companies in the marketing, market research and loyalty/rewards industries that have generated over $70 million in sales. John brings over 30 years of business development, branding, marketing, market research and enterprise systems development experience to his ventures. Currently, John is an active partner of WeSave's development team, bringing his expertise in loyalty-related products, technology and marketing to the team and working on the best way to integrate his Giftz loyalty platform into WeSave.

Sabastian Enges: Chief Strategist Officer

Fenix Consulting Group was founded on a mission to become a global leader in the outsourced sales industry. Setting roots in Orange County with 16 people on his team in 2011, Sabastian's charismatic influence has now spread across the country into eleven different cities with over 150 people in his organization. Leading his industry with a passionate interest in the growth and professionalism of his tight-knit direct selling team, they have been recognized as one of Orange County's Best Places to Work, for five years in a row.

Fenix specializes in building and executing target specific marketing plans for some of the largest, most recognizable brands in a broad range of industries including but not limited to telecommunications, retail, energy, loyalty and finance. Consumer loyalty and increased name-brand recognition is what we focus on and what we deliver. Currently, Sabastian is an active partner of WeSave's development team, bringing a street-level understanding of loyalty-related products, technology, marketing and merchant services to the team and the best way to execute on those goals.

RJ Stewart: Chief Operating Officer

R.J. is a co-founder of Source, Inc., where he led the development of the first platforms for debit cards and early gift cards, in collaboration with early pioneers in the industry. In the early 90's he designed, patented and marketed the first loyalty tracking program. R.J. advised in numerous fields as a business and technology consultant. He has brokered over 20 online portals for clients with international technology teams from Canada and abroad in the early e-commerce years and developed the architecture for the early, social networks designed for the television industry tied to the early goals to deliver competing content over the internet, including rNetwork® founded in early 2001, and educational software platforms. He has been a business financial consultant for a large benefits-and-rewards company and acted as cost analyst for several major companies, including launching over 100,000 merchants during the early implementation of the debit card industry. He has advised companies on professional purchasing including negotiating over a 150,000 products direct-to-manufacturer. Finally, R.J. has acted as professional consultant and project manager for commercial developments and resort properties assisting with contracts, business development, purchasing and operations. He has a Bachelor's of Science in Business, is currently working on his Master's Degree, writing a thesis on The International Loyalty Coalition.

Kevin P. Rishell: Senior Contracts Manager and Directors

Kevin Rishell has an extensive award-winning background in sales, marketing, and management. He has held positions as a District Sales Manager, Director of Marketing, Manager of Distributor Relations, General Manager, Executive Vice President and COO in small and mid-sized corporations.
He is an entrepreneur at heart and has owned and operated several start-up companies as President and CEO where he has honed his skills in business consulting, strategic planning, contract negotiations and all forms of business and legal documentation, raising capital, sales training, personal development coaching, and business management. Kevin is a well-rounded leader, business and sales consultant, inventor, creative writer and published author, life coach, and public speaker.

Kevin continues to consult with various companies regarding capital funding needs, marketing, and business opportunities. Currently, he works full-time as the Senior Contracts Manager in the legal departments for Help Worldwide, Inc., Source, Inc., International Clearinghouse, Inc. and WeSave, Inc. where he also serves on their Board of Directors.

Kevin holds a Bachelor of Business Administration degree from James Madison University in Virginia with a major in Marketing and minoring in English and Economics. As an avid student, he has augmented his degree with numerous sales training, management, and leadership courses. Kevin is a father to four amazing daughters and a proud grandfather.

Mr. Rishell is responsible for all corporate documentation and supports President and CEO compliance and marketing staff.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 15 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	710,000
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security.	100.00%

Type of security	Preferred Stock
Amount outstanding/Face Value	0
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	none
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding:

None.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Source Clearinghouse, Inc.(1)	325,000 shares of Common Stock	46.00%
Help Worldwide, Inc.(1)	325,000 shares of Common Stock	46.00%

(1) Beneficially Owned by Stewart Family Partners, which is controlled by Richard Stewart.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

WeSave, Inc. (the "**Company**") was incorporated on October 28, 2021, under the laws of the State of Nevada, and is headquartered in Newhall, California. The Company owns and operates eCommerce-based, co-op business model that is evolutionary because it utilizes and enhances successful business models that have withstood the test of time. It is also revolutionary because it incorporates new digital tools and technology solutions with features, benefits and rewards that have never been put together or applied to a business model the way WeSave is offering.

Cash and Cash Equivalents

As of December 31, 2021, the Company had $409,220 in aggregate cash and cash equivalents, leaving the Company with a runway of approximately 9 months.

The Company has authorized 1,500,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and no shares of Preferred Stock. The Company has a total of 710,000 shares of Common Stock issued and outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company intends to allocate capital to the buildout of its technology for its multi-vendor eCommerce marketplace over the next 12 months.

Valuation

The Company has a pre-Offering valuation of $200,000,000.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on <u>Exhibit C</u> for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

None.

THE OFFERING AND THE SECURITIES

The Offering

WeSave, Inc., a Nevada corporation ("**WeSave**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to issue a minimum target of 500 ($100,000)(the "**Target Offering Amount**") in Units (the "**Units**"). The Company intends to issue up to 25,000 ($5,000,000) Units (the "**Maximum Offering Amount**") from purchasers described in this Form C (this **"Offering"**). Each Unit consists of (1) one share of the Company's common stock ("**Common Share(s)**"), (2) two hundred (200) equity rights units ("**ERU(s)**") issued in accordance with the Company's Equity Rights Plan (the "**Equity Rights Plan**") which represents a pro rata share of the economic participation rights associated with the Company's common stock in the Company's ERU Pool (the "**ERU Pool**") and (3) two hundred (200) revenue sharing units ("**RSU(s)**") which represents a pro-rata participation interest in the Company's Premier Membership Revenue Sharing Pool (the "**Revenue Sharing Pool**") which is equal to 2.0% (the "**Revenue Share Percentage**") of the gross revenues collected by the Company from merchants "Coalition Marketing Fees" or "CMFs". CMFs represent up to 10% of the retail price of a product sold through the WeSave Platform. Two percent of the Company's CMF revenues will be allocated to the Revenue Sharing Pool each month for a period of ten (10) years from the commencement of the program in accordance with the Company's Revenue Sharing Plan ("**RSP**") and subject to modification by Company. The Revenue Sharing Pool shall not include any proceeds from any other Company revenues. This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by October 31, 2023 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Units will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling Units directly. The purchase price for such Units will be $200.00 per Unit, with a minimum purchase of 1 Unit.

No fractional Units will be issued or awarded. The rights to the Common Shares, ERUs and RSUs are separate components that together represent the Units in this Offering and will be issued and awarded together as a single Unit of value. Each Unit has a dollar value that is derived collectively from the value of the Common Shares and the estimated and anticipated value of the ERUs and RSUs.

The Offering is being made through Rialto Markets LLC (the "**Intermediary**"). In order to purchase the Units, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a purchaser makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the purchaser.** Purchaser funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any purchaser using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any</u>**

cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing. The Company will notify purchasers when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the purchasers. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to purchasers and receive reconfirmations from purchasers who have already made commitments. If a purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the purchaser's commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a purchaser does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the purchaser will receive the Units in exchange for his or her investment. Any purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Target Offering Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Unit Purchase Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective purchaser's funds will be returned without interest or deduction.

The price of the Units was determined arbitrarily. The minimum amount that a purchaser may invest in the Offering is $200.00 (1 Unit).

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN

INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

1.00% of the amount raised

Stock, Warrants and Other Compensation

NA

Transfer Agent and Registrar

Koreconx will act as transfer agent and registrar for the Units.

The Securities

The Company intends to offering Units, which consist of (1) one share of the Company's common stock ("**Common Share(s)**"), (2) two hundred (200) equity rights units ("**ERU(s)**") issued in accordance with the Company's Equity Rights Plan (the "**Equity Rights Plan**") which represents a pro rata share of the economic participation rights associated with the Company's common stock in the Company's ERU Pool (the "**ERU Pool**") and (3) two hundred (200) revenue sharing units ("**RSU(s)**") which represents a pro-rata participation interest in the Company's Premier Membership Revenue Sharing Pool (the "**Revenue Sharing Pool**") which is equal to 2.0% (the "**Revenue Share Percentage**") of the gross revenues collected by the Company from merchants "Coalition Marketing Fees" or "CMFs". CMFs represent up to 10% of the retail price of a product sold through the WeSave Platform. Two percent of the Company's CMF revenues will be allocated to the Revenue Sharing Pool each month for a period of ten (10) years from the commencement of the program in accordance with the Company's Revenue Sharing Plan ("**RSP**") and subject to modifications by Company. The Revenue Sharing Pool shall not include any proceeds from any other Company revenues.

We request that you please review this Form C and the Unit Purchase Agreement attached as Exhibit E, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is issued), our authorized capital stock will consist of (i) 710,500 shares of common stock, par value $0.0001 per share, issued and outstanding.

Dividends

The holders of the Units are only entitled to dividends related to the Equity Interest when dividends are declared by the Board of Directors.

Voting and Control

The Common Shares have voting rights equal to one vote per share.

The Company does not have any voting agreements in place.

The Company does have a stockholders agreement in place.

Equity Rights Units (ERUs) do not have any voting rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Units were issued, unless such Securities are transferred: 1) to the Company, 2) to an "accredited investor," as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Units, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Units, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the Units to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Units are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Units.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Units, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE ISSUANCE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign purchasers may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE ISSUANCE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN PURCHASERS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

WESAVE INC.

(a Nevada corporation)

Financial Statements and Audit Report

For the inception period of October 28, 2021 through December 31, 2021



INDEPENDENT AUDITOR'S REPORT

July 15, 2022
To: Board of Directors, H. MULLIGAN BESPOKE LIBATIONS, LLC
Re: 2021 and 2020 Financial Statement Audit

We have audited the accompanying financial statements of WESAVE, INC. (a corporation organized in Nevada) (the "Company"), which comprise the balance sheets as of December 31, 2021, and the related statements of income, members' equity/deficit, and cash flows for the inception period from October 28, 2021 through December 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the inception period from October 28, 2021 through December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

WESAVE, INC.
BALANCE SHEET
As of December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	409,220
Total current assets		409,220
Prepaid licenses		50,000
Total Assets	$	459,220
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
None	$	0
Total Current Liabilities		0
Total Liabilities		0
SHAREHOLDERS' EQUITY		
Common Stock		500,750
Retained deficit		(41,530)
Total Shareholders' Equity		459,220
Total Liabilities and Shareholders' Equity	$	459,220

WESAVE, INC.
STATEMENT OF OPERATIONS
For inception period from October 28, 2021 through December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2021
Revenues, net	$ --
Operating expenses	
Technology	37,530
Professional fees	4,000
Total operating expenses	41,530
Net Operating Income (Loss)	(41,530)
Tax (provision) benefit	–
Net Income (Loss)	$ (41,530)

WESAVE, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For inception period from October 28, 2021 through December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock $	Retained Deficit	Total Shareholders' Equity
Balance as of October 28, 2021 (inception)	$ 0	$ 0	$ 0
Share issuance	500,750		500,750
Net Income (Loss)		(41,530)	(41,530)
Balance as of December 31, 2021	**$ 500,750**	**$ (41,530)**	**$ (459,220)**

WESAVE, INC.
STATEMENT OF CASH FLOWS
For inception period from October 28, 2021 through December 31, 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2021
Operating Activities	
Net Income (Loss)	$ (41,530)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Changes in operating asset and liabilities:	
(Increase) decrease in prepaid licenses	(50,000)
Net cash used in operating activities	(91,530)
Investing Activities	
None	–
Net cash used in investing activities	–
Financing Activities	
Proceeds from capital raising	500,750
Net change in cash from financing activities	500,750
Net change in cash and cash equivalents	409,220
Cash and cash equivalents at beginning of period	–
Cash and cash equivalents at end of period	$ 409,220

WESAVE, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

WESAVE, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Nevada on October 28, 2021 and is a financial technology company driving digital transformation for a partnership economy.

Since inception, the Company has been in a development and early revenue stage and has relied on founders' funds to fund its operations. As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $409,220.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market purchasers at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be in early-stage development of the Company's financial technology.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a cumulative loss since inception. The Company's has raised sufficient cash to continue with its development operations.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 1,500,000 shares of $0.0001 par value of common stock. The Company does not have any other authorized classes of shares.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions aside from the funds that the shareholders of the Company have extended to the Company to cover operating and set-up costs. The Company has recorded these loans as a contribution to the equity of the Company.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation A+. The offering campaign will be made through a FINRA approved Regulation CF funding portal or broker-dealer.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through June 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page

EXHIBIT E

Unit Purchase Agreement
(attached)

UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement (this "***Agreement***") is made as of [_____], 2022 by and among WeSave, Inc., a Nevada corporation (the "***Company***") and the purchaser listed on Exhibit A attached to this Agreement ("***Purchaser***").

The parties hereby agree as follows.

PURCHASE AND SALE OF UNITS.

      Purchase and Sale of Units. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to Purchaser at the Closing that number of Units (minimum of one) set forth opposite Purchaser's name on Exhibit A (the "***Units***"), at a purchase price of $200.00 per Unit (the "***Price***").

      Closing; Delivery. The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement, which may be done electronically, or at such other time and place as the Company and the Purchasers mutually agree upon in writing (which time and place is designated as the "***Closing***"). At the Closing, the Company will sell and issue, and Purchaser will purchase the number of Units set forth opposite such Purchaser's name on Exhibit A.

      At each Closing, the Company shall issue to Purchaser the Units purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, or by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to such Purchaser, including interest, or by any combination of such methods.

      REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Purchaser that, except as set forth in the Company's Offering Circular or Form C (the "***Disclosure Document***"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated.

      Organization, Good Standing, Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has corporate power and authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Agreements. The Company is duly qualified to transact business as a foreign entity and is in good standing under the laws of each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company or its business.

      Authorization. All corporate action has been taken, or will be taken prior to the Closing, on the part of the managers and members of the Company that is necessary for the authorization, execution and delivery of the Transaction Agreements by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under the Transaction Agreements. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

Title to Property and Assets. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

Valid Issuance of Units. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements and applicable state and federal securities laws. Based in part on the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to filings pursuant to Regulation CF of the Securities Act of 1933, as amended (the "*Securities Act*"), and applicable state securities laws, the offer, sale and issuance of the Units to be issued pursuant to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

Organization and Good Standing. If the Purchaser is an entity, such Purchaser is validly existing and in good standing in its jurisdiction of organization and has all requisite legal power and authority to carry on its business as it is now being conducted.

Power and Authority; Authorization and Enforceability. The Purchaser has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and any other document, agreement or instrument entered into in connection with this Agreement or any other Transaction Agreement that is required to be executed or performed by the Purchaser. The execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby by the Purchaser have been duly authorized by all necessary entity action on the part of the Purchaser and no other proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, subject to the execution hereof by the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

No Conflict; Consents. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not conflict with, or result in, any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit or require any consent, approval, authorization or notice under, or result in the creation of any liens in or upon any of the assets of the Purchaser under any provision of (a) the Purchaser's organization documents; (b) any material agreement, contract, lease, license, instrument, or other arrangement to which the Purchaser is a party or by which it is bound or to which any of its assets is subject; or (c) any statute, law, ordinance, rule or regulation, or any judgment, order or decree, in each case, applicable to the Purchaser or the Purchaser's assets. No consent, approval, order or authorization of, or registration, declaration or filing with any government authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby.

Investment Representations.

The Purchaser is acquiring the Units solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the Units are not registered under the Securities Act, or any state securities laws, and that the Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser understands that the Units have not been, and likely will not be, registered under the Securities Act. To the extent an exemption from registration under the Securities Act exists, such exemption depends upon, among other things, the bona fide nature of the Purchaser's intent and the accuracy of the Purchaser's representations as expressed herein or otherwise made pursuant hereto. In this connection, the Purchaser understands that, in the view of the Securities and Exchange Commission, the statutory basis for such exemption may be unavailable if the Purchaser's representation was predicated solely upon a present intention to hold the Units for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the price of the Units, or for a period of one year or any other fixed period in the future.

The Purchaser acknowledges that the Units must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.

No general solicitation was made in connection with the sale of the Units. At no time was the Purchaser presented with or solicited by any leaflet, public promotional meeting, circular, newspaper, or magazine article, radio or television advertisement, or any other form of general advertising in connection with the sale of the Units.

Information. The Purchaser acknowledges that the Company has made available to the Purchaser information regarding the Company and its business, and the Purchaser has had the opportunity to make inquiries of, and receive answers from, the Company and its officers regarding the Company and its business. The Purchaser acknowledges that it has acquired or had access to all the information that it considers necessary or appropriate to reach an informed and knowledgeable decision regarding whether to enter into this Agreement and perform the obligations set forth herein. The Purchaser hereby acknowledges that it has not relied on any representation, statement, or omission of the Company other than those made by the Company that are set forth in this Agreement, in making the Purchaser's investment decision to purchase the Units.

GENERAL PROVISIONS.

Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Governing Law; Dispute Resolution; Waiver of Jury Trial. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Nevada, without regard to its choice of law provisions. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Central California, in each case, located in Los Angeles, California, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the other Transaction Agreements, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Central District of California, in each case, located in Los Angeles County, California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the other Transaction Agreements or the subject matter hereof or thereof may not be enforced in or by such court. Notwithstanding any of the foregoing to the contrary, the Company acknowledges for the avoidance of doubt that this Section 10 shall not apply to claims arising under the Securities Act and the Exchange Act, and by agreeing to the provisions of this Section 10, the Purchaser will not be deemed to have waived compliance with US federal securities laws and the rules and regulations promulgated thereunder.

Counterparts; PDF. This Agreement may be executed and delivered by electronic or email (including by "PDF") signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or email during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, managers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, managers, employees or representatives is responsible.

Expenses. Each party shall be responsible for all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement

Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchasers holding a majority of the Units sold and issued hereunder.

Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Entire Agreement. This Agreement (including the Exhibits hereto) and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly cancelled.

Survival. The representations, warranties, covenants and agreements made herein shall survive each Closing.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

WESAVE, INC.

By: _____
Name:
Title:

PURCHASER:

By: _____
Name:
Title:

EXHIBIT A

Name and Address of Purchaser	Units	Purchase Price
	[_____]	$[_____]
Initial Closing Totals:	[_____]	$[_____]

EXHIBIT F
Video Transcript

[Music]
0:06
hello and welcome to we save we save is
0:09
a holistic platform business model
0:11
introducing a unique opportunity to
0:13
create value by bringing together three
0:16
main groups of users consumers merchants
0:19
and operators
0:21
the value of the we save platform
0:23
depends on the number of users
0:25
specifically consumers and Merchants who
0:27
leverage it we call this the we save
0:30
Network effect
0:33
but before presenting this one-of-a-kind
0:35
opportunity allow me to take a moment to
0:38
touch on what a network effect actually
0:39
is
0:40
Network effects are the incremental
0:42
benefits gained by existing users for
0:45
each new user that joins the network
0:47
typically the greater the number of
0:49
buyers sellers or users the greater the
0:52
network effect and the greater the value
0:54
created by the offering
0:58
there are plenty of successful examples

1:00
of network effects in the market today
1:01
and you're probably familiar with most
1:03
of these platform business models in
1:05
social media Rideshare e-commerce Ticket
1:09
Exchange and delivery services the more
1:12
users of these systems the more valuable
1:14
the network as a whole becomes
1:17
we save is the newest Network effect to
1:20
hit the market in 2023
1:23
as more consumers join the we save
1:25
Network the more valuable the network is
1:28
to the merchants participating in the
1:29
platform and vice versa the more
1:31
Merchants who join the we save Network
1:33
the higher the value for consumers
1:35
becomes
1:36
as the network as a whole continues to
1:39
grow so does the value of this unique
1:41
offering and as growth occurs we save
1:44
will emphasize the higher quality nature
1:46
of growth and strive to maintain a high
1:49
standard for Access and use
1:52
in 2023 we save will hit the market as
1:55
an Amazon alternative we save ecosystem
1:58
of users will become the new source of

2:00
competitive advantage and market
2:02
dominance against corporate e-commerce
2:04
Giants such as Amazon
2:05
we all know that one of the main
2:07
benefits of Amazon is convenience but we
2:10
save is much more than convenience we
2:12
save is about giving you a ground floor
2:14
ownership and profit sharing opportunity
2:17
just imagine if you had bought Amazon
2:19
shares before they became public
2:22
the key difference of we save is you own
2:25
the power
2:26
you can buy a share for only two hundred
2:28
dollars and invest in an early stage
2:31
Amazon alternative that includes a
2:33
one-year free premier membership with
2:36
additional Equity rewards and your pro
2:38
write a share of a revenue sharing pool
2:41
we're in this together the more you shop
2:43
the more you help the ecosystem and your
2:46
dividends will grow therefore when
2:48
anyone shops you also benefit
2:51
we save is designed to give local
2:53
Merchants an online presence and a
2:56
portion of our profits automatically

2:58
goes back to support our local
2:59
communities
3:01
so every time someone buys you benefit
3:03
every time someone joins you benefit and
3:07
every time you buy you benefit we all
3:10
benefit when we create the we save
3:12
ecosystem to provide for us now and in
3:15
the future
3:17
the we safe platform facilitates
3:19
exchanges between its user groups on an
3:22
online multi-vendor Marketplace owned by
3:24
the people to make these exchanges
3:27
happen we save harnesses large scalable
3:30
networks of users who join and benefit
3:32
through our Cooperative business model
3:34
we save users interact transact and get
3:38
rewarded
3:39
we save utilizes robust loyalty
3:42
transaction tracking and processing
3:44
technology to track every transaction
3:46
made within the we save ecosystem
3:48
we save also leverages a proprietary
3:51
algorithm to calculate Revenue
3:53
distribution so everyone wins and when
3:56
every user wins we all win

4:00
we save offers a premier membership
4:02
subscription with many many benefits the
4:06
first fractional ownership and profit
4:08
sharing for as little as two hundred
4:10
dollars anyone can invest in the we save
4:12
platform which includes a one-year free
4:15
premier membership subscription with
4:17
additional Equity rewards and a prorada
4:19
share of the revenue sharing pool
4:21
everyone shops might as well buy from a
4:24
company that you own with every purchase
4:26
members earn two percent Cash Back
4:28
Rewards on hundreds of thousands of
4:30
products name brand vendors and local
4:33
mom and pop businesses referral fees
4:35
members earn one percent residual
4:38
referral income through our refer a
4:40
friend program whenever friends and
4:42
family they referred make a purchase
4:44
most importantly by being an owner and
4:47
we save your personal asset value will
4:49
grow with every purchase that anyone
4:51
else makes that joins and buys from
4:54
wesave.com all around the country
4:57
we save is also a way to help support

4:59
and give back to local merchants and the
5:01
community
5:02
and so many other perks including
5:05
members being able to receive access to
5:07
gift cards and a digital wallet for
5:09
peer-to-peer transactions
5:12
we save makes it easy for users to join
5:14
and gives its users the ability to find
5:16
buy from sell to refer and share with
5:20
others on the platform with easy
5:22
enrollment with referral IDs the
5:25
consumer marketplace where Shoppers can
5:27
browse a huge selection of Brands earn
5:29
rewards with every purchase redeem
5:32
rewards for deeper discounts and get
5:34
same-day delivery the vendor dashboard
5:36
where vendors can manage inventory and
5:39
orders interact with customers refer new
5:42
customers change the look of their store
5:44
and much more we save corporate can
5:46
manage and oversee every enrollment
5:48
purchase and transaction throughout its
5:51
vast Marketplace communication between
5:54
we save users is seamless with customer
5:56
to vendor communication and vendor to

5:59
admin communication we save maintains
6:01
the usability and integrity of its
6:03
platform by keeping the quality of
6:06
content high and easily searchable
6:08
we strive to make it easy for users to
6:10
find any product service content or
6:13
Merchant they are searching for to
6:15
ensure quality we say focuses on two
6:18
aspects of the platform user access and
6:21
content and product catalog curation and
6:24
the final and most important Area
6:25
Community we save grants its users
6:28
ownership of the platform
6:31
we save provides and molds its platform
6:33
to various communities centered around a
6:36
specific interest or cause which can be
6:38
a powerful force in keeping user
6:40
engagement high and consistent we save
6:42
markets to various Affinity groups
6:44
influencers churches schools businesses
6:48
cities non-profit organizations and more
6:52
that are already focused on a niche
6:54
subculture or demographic these groups
6:57
currently comprise the entire we save
6:59
Network as our platform is in its early

7:01
stages however in the future each group
7:04
will represent just one strong local
7:06
network operating within the vast we
7:09
safe platform as we continue to expand
7:11
the we save Network we are consciously
7:13
targeting new local networks and
7:16
continuously optimizing our platform to
7:18
serve new sets
7:20
with a Grand Vision to give economic
7:22
power back to the people through
7:24
fractional ownership and profit sharing
7:26
we save has spent years developing
7:28
strategic relationships with world-class
7:31
industry leaders who have agreed to
7:33
support our platform they understand our
7:36
vision they understand our business and
7:38
financial models they understand the
7:40
incentives that will drive adoption and
7:43
they are excited to be part of it and do
7:45
their part
7:46
key players like MetaBank the largest
7:49
debit and gift card issuer in the world
7:51
has invested their resources in our
7:53
vision with commitments to Market to
7:55
their partners and customers

7:57
Fiserv a world-class transaction
8:00
processor is contracted to support our
8:02
platform
8:04
sidcore one of the top direct sales
8:06
companies in the country with over 3 500
8:10
sales professionals is ready willing and
8:12
able to knock on Merchants doors across
8:15
this nation and sign them up to our
8:17
services
8:18
no one can build a platform like ours
8:20
alone we believe in a partnership
8:22
economy where everyone wins and we can
8:25
grow and prosper together
8:28
the industries and markets we are
8:30
targeting are huge we just need to
8:33
capture and capitalize on a small
8:35
percentage to be a great success
8:37
setting aside the billion dollar loyalty
8:40
industry or the money available in the
8:42
merchant service Industries the
8:44
e-commerce industry alone has a total
8:46
available Market of 861 billion dollars
8:50
with 2 billion as an obtainable market
8:53
for we save
8:55
what will our platform and your Equity

8:58
stake in it be worth when we are selling
9:00
two billion dollars worth of goods and
9:02
services
9:03
it's no surprise that e-commerce
9:05
platforms like Amazon Walmart Alibaba
9:08
and eBay dominate the industry they've
9:10
been around for a while and provide
9:12
convenience and a shopping alternative
9:14
that more and more people are adopting
9:16
especially during the pandemic they've
9:19
proven the model the difference with we
9:21
save is that we offer an ownership and
9:23
profit sharing opportunity to everyone
9:25
at a price everyone can afford
9:28
as a pre-launch company we save uses
9:31
every dollar wisely and will continue to
9:33
do so with our platform built and in
9:36
beta phase testing money from this raise
9:39
will focus on ramping up our management
9:40
and technical support staff to grow
9:43
operations and marketing with working
9:45
capital we can hire the best people in
9:48
the industry to take our platform to the
9:50
next level
9:52
our founder Richard G Stewart Jr has a

9:55
lifetime of successful investment and
9:57
business ventures under his belt his
9:59
experience intelligence passion and
10:01
enthusiasm has and will continue to
10:04
attract top talent to run we save
10:06
Brad Hansen is a great example as former
10:09
CEO of MetaBank and founder of the
10:12
prepaid card industry Brad is a who's
10:14
who in the financial industry and he
10:16
recently joined the we save team as CEO
10:19
they along with other team members are
10:22
leading we save to success
10:25
under SEC crowdfunding rules we save is
10:28
offering unaccredited investors the
10:30
opportunity of a lifetime for only two
10:33
hundred dollars anyone can own a share
10:35
of stock plus get a premier membership
10:37
in we save and get a matching pro-rada
10:40
percentage of equity and revenue sharing
10:42
and its equity and revenue sharing pool
10:44
we have hired a world-class broker
10:47
dealer Rialto markets to help us manage
10:50
this raise and for people who would like
10:53
to invest more than ten thousand dollars
10:55
please contact Mr Stewart for more

10:57
information if you would like more
10:59
information about Rialto markets and how
11:02
to invest in we save these frequently
11:04
asked questions May answer some of yours
11:07
thank you for considering being part of
11:09
our we save family